SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

F O R M  6 – K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March 2006

B.V.R. SYSTEMS (1998) LTD.

(Name of Registrant)

16 HA’MELACHA STREET PARK AFEK, ROSH HA’AYIN 48091, ISRAEL

(Address of Principal Executive Office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________

BVR Systems Wins F-16 MLU Simulator Contract Valued at US$2.7 Million

Rosh Ha’ayin, Israel – March 2, 2006 – BVR Systems (1998) Ltd. (OTC Bulletin Board: BVRSF), today announced a contract valued at $2.7 million for the provision of F-16 MLU Improved Unit Line Trainer (IULT) for an international customer.

BVR’s state-of-the-art F-16 IULT enables mission and tactical training and instruction of both new and experienced pilots. The Simulator consists of the following major components: a single-seat F-16 MLU cockpit; an Instructor Operator Station; a visual display and image generation system; computational systems; BVR’s synthetic tactical environment, which uses sophisticated Computer Generated Forces. During training exercises, pilots will be able to train air-to-air and air-to-ground combat scenarios in a highly saturated threat environment.

The F-16 MLU simulator may be networked to other simulation systems, thereby providing a distributed mission training capability. The training system will enable pilots to train on a vast range of operational tasks and emergency procedures.

BVR Systems’ Chief Executive Officer, Mr Ilan Gillies, noted that this contract was awarded on the basis of BVR’s continued success in the delivery of F-16 simulators to our continuously widening base of international customers. “We are very proud to have being awarded this F-16 MLU simulator contract, which brings to greater than ten (10) the number of different types of F-16 simulators BVR delivered to air force customers worldwide. We believe that the customer’s decision reflects its confidence in BVR’s unique capabilities and solutions.”

“The design and architecture of the simulator is based upon BVR’s proven experience in F-16 flight simulators accumulated over the past decade,” continued Mr Gillies. “Following closely on from the award of the Israel Air Force F-16I sub-contract to Elbit in September 2005, BVR’s position as a world leader in the supply of F-16 Distributed Mission Trainers continues to go from strength to strength.”

About BVR Systems
BVR Systems (1998) Ltd. is a world leader in advanced defense training and simulation systems. The Company offers highly efficient, cost-effective solutions to the simulation, training and debriefing needs of modern air, sea and ground forces.

For more information visit the Company’s web site at http://www.bvrsystems.com

Contact:
Ilan Gillies - CEO
BVR Systems (1998) Ltd.
Tel +972-3-900-8000

This press release may contain forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on the current expectations of the management of BVR only, and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: changes in technology and market requirements; decline in demand for BVR’s products; inability to timely develop and introduce new technologies, products and applications; loss of market share and pressure on pricing resulting from competition, which could cause the actual results or performance of BVR to differ materially from those contemplated in such forward-looking statements. BVR undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. For a more detailed description of the risk and uncertainties affecting BVR, reference is made to BVR’s reports filed from time to time with the Securities and Exchange Commission.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BVR SYSTEMS (1998) LTD. BY: /S/ Aviv Tzidon —————————————— Aviv Tzidon Chairman of the Board of Directors

Dated: March 2, 2006